Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 26, 2024

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2401

Floating Rate & Dividend Growth Portfolio, Series 30

File Nos. 333-278051 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2401, filed on March 19, 2024, with the Securities and Exchange Commission. The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 30 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Rather than providing and opened list of potential investments in the Principal Investment Strategy section, please disclose the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments as of the date of deposit. Please ensure that the “Principal Risks” section only covers risks associated with the trust’s principal investments as of the date of deposit.

Response: Once the portfolio is selected, a sentence will be added to the section entitled “Principal Investment Strategy” stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

Investment Summary — Security Selection

2.        Under “Security Selection” it states that the sponsor favors Closed-End Funds that are trading at a discount relative to their peers. Please address under the “Principal Risks” section the implications associated with Closed-End Funds that trade at a discount and the risks associated therewith.

Response: In response to the comment, the following risk disclosure will be added after the fourth sentence in the risk that begins “The trust invests in Closed-End Funds” under the “Principal Risks” section and at the end of the second paragraph under the “Closed-End Fund risk” is the back of the prospectus:

“If the trust has to sell a Closed-End Fund when it is trading at a discount, the trust will receive a price that is less than the Closed-End Fund’s net asset value.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren